

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2024

Brian Lynch
Chief Financial Officer
Topgolf Callaway Brands Corp.
2180 Rutherford Road
Carlsbad , CA 92008

> **Re: Topgolf Callaway Brands Corp.**
> **10-K for the year ended December 31, 2023**
> **File No. 1-10962**

Dear Brian Lynch :

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing